

Engaged Capital's Perspectives on BHE



April 15, 2016

Table of Contents



Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Engaged Capital, LLC ("Engaged Capital") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Engaged Capital, and are based on publicly available information with respect to Benchmark Electronics, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Engaged Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Engaged Capital and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Engaged Capital shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Engaged Capital believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Engaged Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Engaged Capital disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.



Contact Information

Investor Contact:

Morrow & Co., LLC

Tom Ball, 203-658-9400

tomball@morrowco.com

John Ferguson, 203-658-9400

jferguson@morrowco.com

or visit www.adeeperbench.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com

Introduction to Engaged Capital and Benchmark Electronics

About Engaged Capital

Strategy

- Private equity style investing in public equities
- Focused on the small-mid cap space ($500mm - $8bn market cap)
- Highly concentrated, conviction indexed portfolio of 10 to 15 positions
- Typically own 1.0% to 9.9% of portfolio companies, no control positions
- Bring an owner's perspective to management and the board
- Long-term investors (typical investment horizon of 2 to 5 years)

Team & Experience

- Investment team previously worked at Relational Investors, a $6bn activist fund
- 40+ years experience catalyzing changes that drive value in public markets
- Engaged principals currently serve on three public company boards
- Consulting, investment banking, private equity and asset management backgrounds
- Utilize extensive network and deep research

Guiding Principles

- Hold management and boards accountable
- Represent all shareholders' interests
- Communicate honestly and with transparency
- Deliver on all of our commitments
- Leave our portfolio companies in better shape than when we invested
- Build an ownership culture inside Engaged Capital and externally with our portfolio companies

Engaged Capital owns 2,428,221 shares of BHE stock worth more than $55M[1], or 18% of our current portfolio

Based on the 4/13/2016 closing share price of $22.73.

BHE Company Overview

Company Overview

- Provider of manufacturing, design and engineering services, typically referred to as electronic manufacturing services (EMS)

- Traditional customers include OEMs of computing and telecommunications equipment, including IBM, Arris, and Ciena

  – Business from these customers is typically higher-velocity, lower margin, and more volatile

- Non-traditional customers include OEMs of industrial, medical, and test & instrumentation equipment, including Medtronic, GE, and Siemens

  – Business from these customers is typically lower-velocity, higher margin, and more stable

- BHE and other EMS companies have been attempting to increase their exposure to non-traditional customers

- Competitors include Flex, Sanmina, Jabil Circuit, Celestica, and Plexus

- 10,500+ employees worldwide

- Corporate headquarters in Angleton, TX

2015 Revenue Mix



Financial Profile[1]



Sources: Company website, filings, presentations and sell-side analyst reports
1. Adjusted EBITDA calculated as company-reported non-GAAP operating income plus depreciation and amortization

Timeline of Engaged Capital's Engagement with BHE



(share price in $)
$27.00
$26.00
$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
June 2015
Met with BHE mgmt. to discuss concerns on working capital, capital allocation, and compensation
Aug 2015
Sent letter to Chairman after mgmt. apparently refused to engage consulting firms
Oct - Nov
Sent letter to Board with concerns on Secure. Signed NDA and had multiple discussions
Feb 2016
Held multiple discussions with Board without entering into settlement framework
Feb 2016
BHE announced withdrawal of EC nominee Lisa Kelley
March 2016
BHE announced retirement of Chairman and appointment of new director
June 2015
Introduced three consulting firms with expertise in working capital to BHE mgmt.
Oct 2015
BHE announced acquisition of Secure Technology ("Secure")
Jan 2016
Privately delivered nominating letter with four nominees
Feb 2016
Issued press release disclosing nomination after lack of meaningful progress towards settlement
March 2016
Nominated Herbert Parker as nominee after withdrawal of Lisa Kelley

Engaged Capital has been an investor in BHE since early 2015 and has tried to engage in meaningful and constructive dialogue with the Board and management team

Source: Engaged Capital proxy statement dated 3/29/2016. Price data from FactSet, as of 4/10/2016.

Why We Invested In BHE

- Strong position in evolving EMS industry
- Attractive margins and customer mix relative to peers
- Trades at a discount to EMS peers
- We believe there is a clear path to value creation via:
  - Adopting a disciplined approach to capital allocation
  - Improving working capital efficiency and ROIC
  - Aligning compensation with shareholders
  - Improving investor communications
  - Adding directors with meaningful ownership to the Board

However, we believe poor corporate governance is blocking this path to value-creation

Executive Summary

We Believe BHE Has Failed to Create Value for Shareholders on a Short-Term or Long-Term Basis

1 Year – Indexed[1]



3 Year – Indexed[1]



5 Year – Indexed[1]



10 Year – Indexed[1]



BHE · S&P 1500 · S&P 1500 Electronic Manufacturing Services

Source: FactSet data as of 4/13/2016.
1.   *Indexed to 0.*

We Believe BHE Has Failed To Create Value For Five Key Reasons

1 Undisciplined Capital Allocation
- Value destructive M&A
- Excess capital sitting on balance sheet

2 Inefficient Working Capital Management
- Persistent working capital inefficiency has driven worst in class ROIC and valuation on almost all metrics

3 Misaligned Incentive Compensation
- Incentives encourage M&A without regard for returns
- Stopped disclosing key long-term compensation targets

4 Ineffective Investor Communications
- Financial reporting inconsistent with peers and lack of transparency drives lower valuation
- Lack of engagement drives low buy-side & sell-side interest

5 Poor Corporate Governance
- Entrenched Board, with minimal ownership, lacks necessary expertise in above areas

We believe BHE's leadership team has failed investors on a number of fronts



We Believe BHE's Underperformance is a Consequence of the Board's Apparent Failure to Represent Shareholders' Interests

We believe the Board has failed to protect the interests of BHE shareholders for the following reasons and must be held accountable

✖ **The Board's corporate governance failures**

  – Maintained a stale board – half of incumbent directors have served for at least 10 years and recently-departed Chairman had served for 26 years

  – Directors own an insignificant amount (~0.7%)[1] of BHE shares

  – Approved incentive compensation program that is misaligned with shareholders

✖ **The Board's capital allocation failures**

  – Allowed BHE to maintain an overcapitalized balance sheet holding net cash averaging ~35% of the Company's market capitalization since 2010

  – Approved the allocation of ~38% of BHE's enterprise value[2] to the expensive and ROIC-dilutive acquisition of Secure Technology

✖ **The Board's business oversight failures**

  – Allowed BHE to build ~$300M in excess working capital, diluting the Company's ROIC and impairing its valuation

---

We see the opportunity to improve BHE's valuation by >50% – but change is needed.

We believe Engaged's nominees bring the skills needed to create lasting, long-term value at BHE.

---

1. *Per BHE proxy statement filed 3/29/2016. Full Board member ownership (excluding restricted stock and options)*
2. *Percentage of enterprise value based on $20.56 share price as of 10/22/15 and BHE balance sheet as of 9/30/2015.*

Engaged Capital Has A Credible Plan It Believes Will Improve Performance at BHE and Create Value for Shareholders

Key Drivers of Underperformance

- Undisciplined Capital Allocation
- Inefficient Working Capital
- Misaligned Incentive Compensation
- Ineffective Investor Communication
- Poor Corporate Governance/ Entrenched Board

Engaged Capital's Response

- Instill a rigorous, disciplined approach to capital allocation
- Work with outside consultants to increase and accelerate pursuit of working capital efficiencies
- Align executive compensation with shareholders
- Increase transparency, align financial reporting, and increase analyst coverage
- Add new, highly qualified Board members aligned with shareholders

Value Creation Opportunity

>50% Upside

BHE's History of Underperformance & Governance Failures



| Undisciplined Capital Allocation | Inefficient Working Capital Management | Misaligned Incentive Compensation | Ineffective Investor Communications | Poor Corporate Governance |

BHE has Long Maintained an Overcapitalized Balance Sheet

Net Cash as a Percentage of Market Capitalization Historical Comparison (2010 to Q3 2015)



Source: FactSet. Peers include FLEX, PLXS, SANM, JBL and CLS
Notes: Annual data as of calendar year end. Net cash equal to total debt less cash and long term investments. Q3 2015 is the quarter ended prior to the closing of the Secure transaction.

Investors and Analysts have Voiced Concerns Regarding BHE's Capital Allocation Policy for Years

Investor Commentary

*"So again, I think it seems like you can address all of your growth capital requirements and **still be much more aggressive on the buyback**." – BHE shareholder #1, Q2:2012 earnings call*

*"So, I guess the point is that if you are going to set up this business today and you had a clean sheet of paper, and you're going to establish this business and look at it as looking at your capital structure to maximize the returns in the business. **You would agree that the business now is wildly overcapitalized, right?**" – BHE shareholder #2, Q2:2012 earnings call*

*"Just the last comment or question is, really you still have this **tremendous cash balance on the balance sheet, any thought of perhaps initiating the dividend** and opening your stock up to a wider array of investors?" – BHE shareholder #3, Q3:2012 earnings call*

Analyst Commentary

*"Is there **any change to your capital allocation strategy** and share buybacks, you still got a lot of cash I guess and share buybacks? **Seemed to us like they could be ramped up a bit**." – Raymond James, 7/25/2013*

*"Notably, we believe the investment community will continue to **look for positive changes in capital allocation policy to make the stock work higher** from current levels". – RBC, 7/24/2014*

*"We welcome and believe **any change that would lead to BHE improving their working capital performance and capital allocation performance would be positively viewed by investors**. If appropriate actions are taken (which will be discussed at BHE's annual shareholder meeting on May 11th), **we believe the stock could eventually trade at a premium to its Tier 2 EMS peers.** " – B. Riley, 3/22/2016*

BHE's persistently large excess cash balance has been a focus area for investors

In October, BHE Allocated ~38% of the Company's Enterprise Value[1] To Acquire Secure Technology, Which We Believe Destroyed Value

- On 10/22/2015, in conjunction with its Q3:2015 earnings release, BHE announced its intention to acquire Secure Technology ("Secure") for $230M in cash. BHE provided limited information on Secure at the time of the announcement, stating only that Secure generated $100M in TTM revenue and was growing >10%

- Unlike most of BHE's previous material acquisitions, Secure is not a traditional EMS company – it provides proprietary, ruggedized products and communication solutions for customers in the industrial, aerospace and defense sectors. Less than 20% of Secure's revenue is generated from EMS services. As a result, Secure has a very different financial profile – **and valuation** – compared to BHE

Organic Revenue Growth[2]



EBITDA Margin[3]



EV / EBITDA Multiple[3]



We believe the Board's fixation on Secure's higher margin & growth profile blinded it to the fact that BHE was paying an extremely high multiple for Secure relative to BHE's valuation

1.   Percentage of enterprise value based on $20.56 share price as of 10/22/15 and BHE balance sheet as of 9/30/2015.
2.   TTM period ended 9/30/2015 per BHE company filings and BHE earnings presentation dated 10/22/2015.
3.   BHE EV/NTM EBITDA multiple per FactSet as of 10/21/2015. Secure margins and implied EBITDA multiple based on BHE letter to shareholders dated 4/06/2016

We Believe a Value-Destructive Acquisition Like Secure was Foreshadowed Years Ago by Management

Management's unsophisticated approach to capital allocation is, in our view, evident in their response to investor queries regarding the comparison of M&A to share repurchases

Q1 2013 Earnings Call (4/25/2013)

Question: *"Going back to the cash on the balance sheet and M&A opportunities, **what kind of metrics are you looking at where an M&A activity would be more attractive than buying back your own stock when the stock is trading below book value?** And any repurchases would be highly accretive both to book value and to earnings per share. It's hard for me to imagine an opportunity in the market that, where sellers are, I don't think giving things away, but there would be a better opportunity to buy back your own stock. Maybe you could just help us understand the metrics that you're looking at?" – BHE shareholder #3*

Answer: *"So we are continuing our buyback and are committed to continuing our buyback and we're also very committed to engaging as a **profitable growth business**, and we'll continue to look at investing in our business. We don't see a **situation where we want to buy back the stock and get to the point where we are not looking at opportunities to grow**. So we're going to engage on both fronts, buybacks and investing in our future growth." - CEO G. Delly*

Engaged Observations on BHE's M&A Criteria

- ✗ **No discussion of NPV, ROIC, or IRR hurdle rates**
- ✗ **Numerous mentions of growth and profitability, which provide no insight into value creation from M&A**
- ✗ **No acknowledgement that BHE's low valuation presents a hurdle rate for capital deployment**

We believe Secure epitomizes BHE's flawed approach to capital allocation – a desire for growth and profitability without consideration of the metrics (ROIC and NPV) that drive value for shareholders

BHE's Acquisition of Secure Technology was Received Poorly by Analysts and Investors

BHE shares declined 9% immediately following the announcement and management fielded many pointed comments from investors and analysts

Performance Post-Secure Acquisition Announcement



15
10
5
0
(5)
(10)
(15)
10/21/15
10/28/15
11/5/15
11/12/15
11/20/15
11%
4%
(6%)
BHE
S&P 1500
S&P 1500 Electronic Manufacturing Services

Analyst and Investor Commentary

*"Finally, given the **high valuation paid for the acquisition**, we believe the margin profile is in the double digit range on an operating margin basis (teens)." – RBC 10/22/2015*

*"We suspect that **many investors may have concerns that Benchmark may be overpaying** for Secure Technology." – B. Riley 10/22/2015*

*"That's a non-answer though, Gayla. So, for me to get comfortable that you're paying 2.3 times revenues, even if it had 20% operating margins or it would be a healthy multiple that you paid. You haven't given us any guidance on the operating margin and limited guidance on the growth, **so give me some sense that we didn't way overpay for this**. What do you expect the return on investment to be versus your weighted average cost of capital, just give us something?" – BHE Shareholder #1, Q3 earnings call*

BHE significantly underperformed the market and peers following the Secure acquisition announcement

Source: Data per FactSet.

Following the Secure Acquisition, BHE's Largest Shareholder Substantially Reduced its Long-Term Position

Royce & Associates was one of BHE's largest shareholders for over a decade until, we believe, the Secure acquisition caused them to lose confidence in BHE's capital allocation strategy

Royce & Associates Historical Ownership of BHE Shares – 10 Year History



Shareholders have apparently demonstrated their displeasure with BHE's undisciplined capital allocation by voting with their feet

Source: FactSet



Engaged Sent a Letter to the Board Highlighting Our Concerns with the Acquisition and Urging BHE to Put Secure to a Vote



October 26, 2015

Board of Directors
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton TX, 77515

Members of the Board:

Engaged Capital, LLC (together with its affiliates, "Engaged Capital") is a top 20 shareholder of Benchmark Electronics, Inc. ("BHE" or the "Company"). As you are aware, we have been in active dialogue with the Company regarding the significant value creation opportunity we see at BHE. Specifically, we see the opportunity for BHE to release $330 million of cash (equal to 32% of the Company's current market capitalization) through simply achieving peer levels of receivables and payables efficiency. Over the last few months, we have had numerous discussions with management and the Chairman on this topic. While the Company's response to our analysis has been lackadaisical given the magnitude of the opportunity, we believed our discussions were generally progressing in the right direction.

However, last week's announcement of the proposed acquisition of Secure Communication Systems, Inc. ("Secure") represents a significant setback. We fail to see how, under any reasonable scenario, the acquisition of Secure can create value for BHE shareholders. The Company has provided little information to allow shareholders to properly judge for themselves the merits of the transaction. However, based on the limited information provided by the Company, we believe it is nearly impossible for Secure to generate returns above BHE's weighted average cost of capital for several years. As a result, we have lost all confidence in the ability of BHE's Board and management team to be effective stewards of shareholder capital. We call on the Board to immediately terminate the proposed acquisition of Secure. If the Board chooses to move forward with the acquisition of Secure, thus nearly ensuring the destruction of significant shareholder value, BHE shareholders will have no choice but to intervene. At a minimum the Board must give shareholders a voice in this transaction and obtain shareholder approval for the Secure acquisition. Failure to do so will lead us to conclude that shareholders must step in to reconstitute the Board with directors who possess both the capital allocation expertise desperately needed inside the boardroom, and the commitment to shareholder rights and value that this Board appears to lack. We remind the Board that a similar situation unfolded at Darden Restaurants., Inc. ("Darden") last year. The Darden board of directors pushed through an unpopular transaction and ignored a shareholder vote in favor of a non-binding proposal that sought to give shareholders a voice in the transaction. Consequently, shareholders replaced the entire board of directors of Darden, who had so blatantly disregarded them.

BHE Shares Are Undervalued

We are of the view that companies in the electronic manufacturing services ("EMS") industry are positioned to see improving valuations over time. Gone are the days of high customer concentration, heavy reliance on consumer electronics, and irrational competition. Over the past several years, all of BHE's competitors in the

Selected Excerpts[1]

__Secure, despite having EBITDA margins and revenue growth well above BHE's corporate average, will likely generate a mid-single digit ROIC in Year 1__. This rate of return is well below the Company's stated WACC of 10%. We cannot understand why the Board has approved an acquisition likely to destroy value.

We suspect BHE is paying at least 11x forward EBITDA to acquire Secure, which is well in excess of BHE's valuation multiple of ~4x forward EBITDA at the time of the acquisition announcement. __To state the obvious, it is nearly impossible to create value by acquiring companies for 11-14x EBITDA when you are trading at 4x EBITDA.__

Given the size of the acquisition, we believe the Board has a fiduciary duty to the Company's shareholders to prove that the Secure acquisition will create value before the Company closes the transaction. __We urge the Company to immediately disclose the financial analysis and business projections that support the acquisition of Secure.__

We reiterate our call for the Board to __immediately terminate the proposed acquisition of Secure, or at a minimum, obtain shareholder approval for the Secure acquisition.__

BHE ignored both our request for a shareholder vote and our request for the Company to disclose additional financial details regarding Secure

1. *Engaged Capital letter to BHE's Board of Directors dated 10/26/2015*

Despite Purchasing Secure for >10x EBITDA[1], BHE's Valuation Did Not Appreciably Change

EV / Fwd. EBITDA Multiple Comparison, 10/21/2015 to Today[2]



Since the Secure acquisition announcement, BHE's EV / Fwd. EBITDA multiple has expanded by 0.3x, consistent with the EMS sector and the broader market

Source: FactSet, as of 4/13/2016.
1. Per analyst estimates and BHE 4/06/2016 letter to shareholders
2. S&P 1500 Electronic Manufacturing Services EV/EBITDA is average of constituent multiples weighted by enterprise value.

We Believe the Acquisition of Secure has Destroyed $50 – $100M of Shareholder Value, or 5-11% of BHE's Enterprise Value

Secure Purchase Price vs. Implied Value in BHE Shares[1]



> **Even if we assume <u>ALL</u> of the multiple expansion BHE has experienced is attributable to Secure, we estimate that the acquisition has still <u>destroyed ~$50M of shareholder value</u>**

1. See appendix for calculation details.

Given the Significant Cash Generation Opportunity at BHE, We Believe a Disciplined Approach to Capital Allocation is Critical

BHE Cash Generation Opportunity from Improved Working Capital Efficiency[1]



With potentially >$750M of pro-forma cash (~65% of BHE's market capitalization) available to deploy, capital allocation will be an important value driver for BHE

1. See appendix for calculation details

BHE's History of Underperformance & Governance Failures

| Undisciplined Capital Allocation | Inefficient Working Capital Management | Misaligned Incentive Compensation | Ineffective Investor Communications | Poor Corporate Governance |

Engaged's Observations of BHE's Working Capital

- BHE's working capital efficiency is persistently below peers

- This inefficiency is driven by poor receivables and payables management

- Changes in customer mix do not explain BHE's cash conversion deterioration

- As a result of poor working capital management, BHE generates the lowest ROIC despite enjoying the highest margins

- BHE did not deliver upon the working capital improvements they promised to generate in 2015

- BHE has not demonstrated an ability, nor a sense of urgency, to address the value-creation opportunity we believe an efficient balance sheet would present

- Conversations with competitors, industry experts, and consultants lead us to believe freeing this working capital is readily achievable

Improving BHE's working capital efficiency represents a prime opportunity for value creation

BHE's Working Capital Management is Worst-in-Class

Cash Conversion Cycle (CCC)



Days Sales Outstanding (DSO)



Days Payables Outstanding (DPO)



DPOs Less DSOs



BHE is the ONLY EMS company that pays its suppliers faster than it is paid by its customers

See appendix for calculation details.

BHE's Cash Conversion Cycle (CCC) is Consistently the Worst Among its EMS Peers

Cash Conversion Cycle (CCC) Historical Comparison



BHE's working capital inefficiency has been persistent

Source: Company filings, analyst reports, and earnings presentations.
Notes: Calendar year. Balance sheet items are average of last five quarters.

28

We Believe This Inefficiency is Entirely Driven by Poor Management of Receivables and Payables

Days Payable Less Days Receivable



BHE is the only company in the EMS industry that is financing its customers

Source: Company filings and earnings presentations.
Notes: Calendar year. Balance sheet items are average of last five quarters.

While BHE's Long-Term Revenue Mix Shift <u>is Consistent</u> with Peers, BHE's Substantial Lengthening of CCC Days <u>is Not</u>

5-Year Change in CCC Days



10-Year Change in CCC Days



5-Year Change in Non-Traditional Revenue Mix



10-Year Change in Non-Traditional Revenue Mix



BHE's explanation for its substantial increase in CCC days is not supported by the data

Source: Company filings, earnings presentations, earnings transcripts, and sell-side analyst estimates.
Notes: Fiscal year. SANM non-traditional revenue mix base year for 10-year change is from FY 2006.

BHE's Substantial Lengthening of its CCC is Highly Correlated with its Long-Term Deterioration in Returns

10-Year Change in operating CFROI vs. Change in CCC Days (FY 2005 – FY2015)



BHE is the ONLY EMS company which has seen a decline in returns over the long-term

Source: Operating CFROI data per Credit Suisse HOLT. CFROI adjusts cash flow and balance sheet items to adjust for goodwill / intangible write-offs, one time charges, and other non-cash items
Notes: Fiscal year. Balance sheet items are average of last five quarters

Despite Possessing the <u>HIGHEST</u> Margins, BHE's Working Capital Inefficiency Drives ROIC to <u>WORST-IN-CLASS</u> Levels

CY 2015 Comparison



We believe management's neglect of the balance sheet has driven BHE's poor ROIC relative to peers

Source: Company filings and earnings presentations. JBL CY 2015 is for the period ending 11/30/15.
Note: Margins include the impact of stock compensation and exclude the impact of amortization expense. ROIC calculated as EBITA Less Taxes / Average Invested Capital

ROIC Matters Because It is Highly Correlated with Valuation

Enterprise Value / Invested Capital vs. ROIC Spread





(1)   Cash ROI spread is the difference between a company's projected Cash ROI in the next fiscal year based on consensus EPS forecasts and the company's specific discount rate. A spread of > 0.0% implies that the company is expected to create economic profits in excess of required returns on capital.

(2)   Enterprise Value to Total Invested Capital is defined as economic value divided by inflation adjusted net assets and is similar to a "real" market-to-book ratio. An EV / Invested Capital ratio >1.0x implies that the market is expecting future profitable growth from the company.

Source: Credit Suisse HOLT, as of 4/1/2016

We Believe BHE's Inferior ROIC Causes Investors to Value the Company at a Discount to Peers



EV / Fwd. EBITDA



P/E ex-Net Cash



Price / Tangible Book

Source: FactSet, company filings, earnings presentations, and Engaged estimates.
Note: Adjusted to include stock-based compensation expense and, for P/E multiples, exclude amortization of intangibles and after-tax interest expense. See appendix for calculation details

In July, Management Provided CCC Targets that Only Return BHE's CCC to 2014 Levels…

*"So in terms of the [cash conversion cycle] targets and days I think certainly, **82 at some point this year toward the end of the year and then longer term 75 sometime in 2016**." – CFO Don Adam, Q2:2015 earnings call, 7/23/2015*

Quarterly CCC Since 2013



Management's CCC targets do not represent a meaningful change from historical efficiency levels

Source: Company filings, earnings presentations, and earnings call transcripts.

…Yet BHE Still Fell Woefully Short of Guidance

Quarterly CCC Since 2013



CCC continues to be below peer levels and <u>actually worsened in 2015</u>

Source: Company filings, earnings presentations, and earnings call transcripts.

Even if Management Achieves its Long Term CCC Target, BHE would Still Have the Longest CCC in the Industry

Most Recent Reported Quarter CCC



BHE	BHE Long Term Target	PLXS	SANM	CLS	FLEX	JBL
94	75	70	47	43	36	20

BHE has made no visible progress towards management's long term target

Source: Company filings, earnings presentations, and earnings call transcripts.

We Believe Achieving Peer DSO and DPO Levels Would Generate ~$300M of Cash for BHE Shareholders

Comparison to PLXS

DSOs



~$110M cash generation opportunity

DPOs



~$190M cash generation opportunity

Cash Generation Opportunity[1]

Achieving PLXS DSOs and DPOs



~$300M cash generation opportunity

Based on our analysis, freeing up $300M in cash would increase BHE's stock price by ~$6.00, with additional upside possible from multiple expansion justified by a higher ROIC

1. See appendix for calculation details

We Believe Cash Generation and a Disciplined Approach to Capital Allocation Can Drive Significant Upside in BHE Shares…

BHE Pro-forma Valuation[1]


$40
$35
$30
$25
$20
$15
$10
$22.73
$5.97
$4.42
$1.89
($1.55)
$35.01
$33.46
Current Price
Cash from Working Capital
Cash from Operating Free Cash Flow
Multiple Rerating to Peers
Potential Margin Impact
Engaged's Year-end 2017 Value for BHE

We see upside to $33-$35 a share (representing 47-54% upside) in 2017, if our agenda is successfully implemented

1. See appendix for calculation details

…Yet BHE Leadership Has Been Inexplicably Slow to Address the Opportunity

- After Engaged Capital's initial meeting with management in early June, Engaged introduced BHE management to three top-tier consulting firms who have expertise in driving working capital efficiencies
- **BHE's Response: Ignore the introductions**

- In late June, after these consulting firms informed Engaged that they had not received a response from BHE, Engaged communicated via phone and email with BHE management to reiterate the importance of bringing in outside expertise to address the opportunity
- **BHE's Response: Continue to ignore Engaged's suggestions and question the independence of the world-class firms it introduced to BHE**

- In August, Engaged held a conference call with the CEO and Chairman of BHE and followed up with a letter once again reiterating the importance and significance of the working capital opportunity
- **BHE's Response: Begrudgingly begin the process of selecting an outside consultant, which was not completed until late October – 4 ½ months after Engaged provided the initial introductions**

> **To our great concern, we have recently learned that the outside consultant has already been dismissed by BHE, before ANY quantifiable improvement in working capital was achieved**

Our Diligence Indicates BHE's Working Capital Inefficiency is Driven by BHE's Focus on Margin at the Expense of Returns

As part of our diligence process, we spoke with the CFOs and/or IR departments of BHE's competitors[1]. The difference in the competitors' approach to customer contracting is striking

Competitor #1

*"**ROIC is our governing metric**. We can generate 20% ROICs on higher volume projects even if the operating margin is 2%. A few customers pay early to receive a discount, but **we look at the returns of the project as a whole when evaluating these discounts**."*

Competitor #2

*"**We do everything we can to match receivables and payables** – if a customer asks for longer receivables, we say no unless our suppliers for that customer's project will give us longer payable terms. **We measure ROIC and ROIWC (return on working capital) on a project-by-project basis**. It is also used to measure whether to accept discounts."*

Competitor #3

*"We measure controllable free cash flow at the plant level. During our pricing negotiations **we attempt to balance the trade-off between working capital and margins** – there is definitely a trade-off."*

Competitor #4

*"Occasionally our customers will offer a price down in exchange for tighter AR terms, but we usually say no. **We never offer our suppliers tighter payable terms** in exchange for discounts on components."*

BHE

*"We think **operating margin expansion provides the biggest bang for the buck** – this is our focus in contracting."*

We believe substantial improvements in working capital efficiency are readily achievable if BHE implements the proper policies and incentives to drive ROIC and valuation

1. Competitors are members of the Company's peer group as described in the Company's 4/06/2016 letter to shareholders

BHE's History of Underperformance & Governance Failures



| Undisciplined Capital Allocation | Inefficient Working Capital Management | Misaligned Incentive Compensation | Ineffective Investor Communications | Poor Corporate Governance |

Engaged Capital's Philosophy on Incentive Compensation

We believe incentive compensation is one of the most powerful tools boards have at their disposal to promote value-creating behaviors and strategies in management teams



Effective incentive compensation sets long-term targets that promote deployment of capital towards the highest return alternatives

Capital Allocation

Disciplined capital allocation improves growth and returns, which in turn increases shareholder value

Compensation

Valuation

Higher returns for shareholders justifiably increases the rewards for management

Properly constructed, incentive compensation drives a virtuous performance cycle

We Believed BHE's 2014 Incentive Compensation was Flawed Relative to Peers

Metrics Used in Annual Incentive Compensation - 2014

	JBL[1]	FLEX	PLXS	SANM	CLS	BHE
Revenue		X	X	X	X	X
Operating Profit		X				
Operating Margin	X			X	X	
EPS		X				X
Inventory Turns				X		X
ROIC	X	X	X	X	X	
CFO				X		

Metrics Used in Long-Term Incentive Compensation - 2014

	JBL[1]	FLEX	PLXS	SANM[2]	CLS	BHE
EPS	X					
Revenue						X
Operating Margin						X
ROIC					X	X
TSR		X	X		X	

Engaged Observations

- **Annual Incentive Compensation**
  - BHE's annual incentive compensation only included one balance sheet metric: inventory turns
  - In contrast, **ALL** of BHE's peers **included** ROIC in short term compensation

- **Long-Term Incentive Compensation**
  - On the surface, BHE's long-term compensation structure appeared adequate due to the inclusion of performance-based metrics such as operating margin and ROIC
  - **However**, these operating margin and ROIC targets have been set at levels that do not provide a meaningful hurdle for management, and we believe incentivize management to focus on margins at the expense of ROIC

We believe BHE's undisciplined M&A and persistent working capital inefficiency <u>are symptoms of a flawed incentive compensation structure</u> that was designed and approved by the incumbent directors we are seeking to replace

Source: Company proxy filings.
Notes: Excludes individual performance factors and option awards.
1. JBL's fiscal 2013 and 2015 included ROIC in incentive compensation. 2014 used an explicit one-time structure to account for "significant changes" at JBL. 2. Metrics not disclosed.



Engaged Provided a Number of Suggestions to Improve BHE's Incentive Compensation

In Engaged's communications with management and the Board, Engaged suggested a number of changes to BHE's incentive compensation program to better align it with shareholders

Engaged Suggestions	Compensation Committee Actions
Annual Incentive Compensation – Replace inventory turns with ROIC in order to increase management's focus on the entirety of the balance sheet	
Long-Term Incentive Compensation – Set incentive compensation targets at appropriate levels to drive both margin and ROIC accretion	

The Compensation Committee's Changes to Incentive Compensation Have Been Selective and Inconsistent

In 2015, the Compensation Committee <u>removed</u> balance sheet metrics and <u>stopped disclosing</u> long-term performance targets, then partially reversed course and added Cash Conversion Cycle as a metric for 2016 compensation only after pressure from Engaged

Engaged Suggestions	Compensation Committee Actions

■ **Annual Incentive Compensation**
  - Replace inventory turns with ROIC in order to increase management's focus on the entirety of the balance sheet
	■ **Annual Incentive Compensation**
	  - **Removed ALL balance sheet metrics from management's 2015 annual incentive compensation**
	    - Not surprisingly, BHE's working capital metrics substantially deteriorated in 2015
	  - **Added new performance metric in 2015**: total revenue from non-traditional customers
	    - This compensation metric incentivized management to pursue acquisitions like Secure
	  - **After pressure, BHE recently disclosed adding CCC as metric for 2016 annual incentive compensation**

■ **Long-Term Incentive Compensation**
  - Set incentive compensation targets at appropriate levels to drive both margin and ROIC accretion
	■ **Long-Term Incentive Compensation**
	  - **Ceased disclosing** the revenue growth, operating margin, and ROIC performance targets associated with management's long-term incentive compensation
	    - This lack of disclosure **raises suspicion that the Compensation Committee again lowered management's long-term ROIC target** in 2015

We are baffled as to why the Compensation Committee has taken steps to <u>obfuscate</u> the alignment of management compensation with shareholders

Source: Company proxy filings.

We Believe the <u>Targets</u> Used in BHE's Short-Term Incentive Compensation are Flawed

BHE CCC Performance vs. 2016 Incentive Compensation Target[1]



BHE's CCC target for 2016 short-term incentive compensation would reward management simply for returning BHE's CCC to levels achieved in 2014

Source: Company filings, earnings presentations, and earnings call transcripts.
1. 2016 CCC target based on BHE disclosure in April 6 letter to shareholders

We Believe the Targets Used in BHE's Long-Term Incentive Compensation are Flawed

There is a significant disparity between BHE's reported ROIC performance and the targets set by BHE's Compensation Committee

Long-term Incentive Compensation ROIC Targets vs. Reported ROIC



According to the Company's filings, the Compensation Committee has been **REDUCING** management's long-term ROIC targets while the Company's reported ROIC has been **INCREASING**

Source: Company proxy filings and BHE investor presentation dated 11/12/2015.

We Believe the Compensation Committee's Definition of ROIC is Flawed, Part 1

BHE's April 6th, 2016 letter to shareholders stated that the definition of ROIC used for incentive compensation purposes *includes* cash in the denominator – which has the perverse effect of promoting capital deployment towards potentially ROIC-dilutive projects

Impact of an Acquisition of a 3% Return Business – Correct ROIC Definition

	Pre Cash Deployment	Acquisition	Pro Forma
Avg. Equity	1,299		1,299
Avg. Debt	54		54
Less: Avg. Cash	(430)	200	(230)
Avg. Invested Capital	923		1,123
NOPAT	92	6	98
ROIC	**10.0%**		**8.7%**

ROIC (correctly) declines

Impact of an Acquisition of a 3% Return Business – BHE Compensation Committee ROIC Definition

	Pre Cash Deployment	Acquisition	Pro Forma
Avg. Equity	1,299		1,299
Avg. Debt	54		54
	-		-
Invested Capital	1,353		1,353
NOPAT	92	6	98
ROIC	**6.8%**		**7.2%**

ROIC (incorrectly) increases

As an extreme example, if management were to deploy $200M of cash at ANY positive rate of return, ROIC would INCREASE under the Compensation Committee's flawed definition of ROIC

Note: Example calculation. Assumes cash is deployed to acquire an asset with NOPAT of 6m for 200m.

We Believe the Compensation Committee's <u>Definition</u> of ROIC is Flawed, Part 2

Additionally, by leaving cash in the denominator, the Compensation Committee has given management <u>no incentive to improve working capital</u>, since freeing up cash has <u>no effect on ROIC</u> under the Compensation Committee's flawed definition of the term

Impact of Releasing $200M of Working Capital – Correct ROIC Definition

	Pre Working Capital Release	Working Capital Release	Pro Forma
Avg. Equity	1,299		1,299
Avg. Debt	54		54
<u>Less: Avg. Cash</u>	(430)	(200)	(630)
Avg. Invested Capital	923		723
NOPAT	92		92
ROIC	**10.0%**		**12.7%**

ROIC (correctly) increases

Impact of Releasing $200M of Working Capital – BHE Compensation Committee ROIC Definition

	Pre Working Capital Release	Working Capital Release	Pro Forma
Avg. Equity	1,299		1,299
Avg. Debt	54		54
		-	-
Invested Capital	1,353		1,353
NOPAT	92		92
ROIC	**6.8%**		**6.8%**

ROIC (incorrectly) remains unchanged

> **As an example, if management were to release $200M of cash by improving CCC, ROIC would REMAIN UNCHANGED under the Compensation Committee's flawed definition of ROIC**

Note: Example calculation.

50

BHE's History of Underperformance & Governance Failures



| Undisciplined Capital Allocation | Inefficient Working Capital Management | Misaligned Incentive Compensation | Ineffective Investor Communications | Poor Corporate Governance |

Despite Investing $230M of Capital to Acquire Secure, BHE Refused to Disclose Any Meaningful Financial Information on the Company

Q3 2015 Earnings Call (10/22/2015)

Question: *"You haven't given us any guidance on the operating margin and limited guidance on the growth, so give me some sense that we didn't way overpay for this. What do you expect the return on investment to be versus your weighted average cost of capital, just give us something?"*

Answer: *"We clearly expect it to be a good ROIC and clearly above our weighted average cost of capital but as you can appreciate with where we are and **with the NDA we have in place, not that we wish to be incomplete in answering your questions** but based on where we are, and the timing of the kind of having just signed our definitive agreement, I'm not able to fully and completely provide the level of details that you're asking."*

Question: *"Okay. So, **once the deal closes in late November**, will we get that level of detail then?"*

Answer: *"I would expect, as appropriate, **we'll incorporate the information post closing that helps kind of share where we're going** and why we're excited about it"*

Q4 2015 Earnings Call (2/09/2016)

Question: *"If you could be a **little more specific on the contribution from Secure** in terms of revenues, EPS in this quarter? That would be helpful also."*

Answer: *"Secure revenues were about $100 million and consistent with all of our other acquisitions, **we will not be segregating the acquisition going forward**, but you will see the impact as they are included in our guidance, in our margin profile going forward. And as we indicated, they have had growth of about 10% per year. Of course, **given their size and the private nature of the company, we aren't giving specific margin profiles on Secure**."*

We do not understand how management expects to garner a premium valuation for Secure while still refusing to discuss the past or expected performance of the business in any meaningful way

Source: Company transcripts and presentations.
Emphasis added to quotes.

BHE's Earnings and Operating Margin Presentation is Inconsistent with Peers

- BHE is the **only** EMS company that **includes** intangible amortization expense in discussing operating margins AND EPS
  - Additionally, management failed to discuss the incremental amortization expense associated with Secure, which we believe has resulted in analysts' underestimating BHE's 2016 EBITDA by $8M
- BHE also **includes** the impact of stock compensation expense in operating margin and EPS
  - Only one other EMS company does so[1]
- As a result, analysts' estimates for BHE's EPS and EBITDA **are not comparable to peers and BHE's trading multiples erroneously appear higher than peers**

BHE NTM P/E vs. Peers


BHE
Peer Median
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
13.8x
9.5x
9.3x
10.3x
As Reported NTM P/E
Adjusted NTM P/E ex-Net Cash

BHE NTM EV/EBITDA vs. Peers


BHE
Peer Median
5.8x
5.6x
5.4x
5.2x
5.0x
4.8x
4.6x
4.4x
4.2x
4.0x
5.3x
5.0x
5.1x
5.6x
As Reported NTM EV/ EBITDA
Adjusted NTM EV/ EBITDA

JBL, CLS, FLEX and SANM exclude amortization and stock compensation expense from operating margins and EPS. See appendix for calculation details.
1. PLXS includes stock compensation expense. PLXS has no amortization expense.

Management Fails to Effectively Communicate BHE's Attractive Investment Case, Part 1

We believe management's failure to effectively speak the language of their investors contributes to the lack of analyst coverage, the lack of investor interest, and the discounted trading multiple vs. peers

	FLEX	JBL	CLS	SANM	PLXS	BHE
# of analysts covering the company	13	12	12	9	11	6
Quarterly discussion of free cash flow?	Yes	Yes	Yes	Yes	Yes	No
Quarterly discussion of ROIC?	Yes	Yes	Yes	Yes	Yes	No

BHE's ROIC communications

To the best of our knowledge, the current management team has **said** the words "ROIC" or "return on investment" during an earnings conference call or investor presentation **only six times this decade – and only in response to analyst or investor questions**

Compared to its EMS peers, BHE has the fewest analysts covering the company and does not regularly discuss the two most important metrics to investors: ROIC and free cash flow

Source: Data per FactSet, company transcripts, and presentations.

Management Fails to Effectively Communicate BHE's Attractive Investment Case, Part 2

While we believe the working capital improvement management guided to on the Q4:2015 earnings call is far below what is ultimately achievable, management's targeted improvement implies 2016 free cash flow of ~$230M, or a ~26% yield on BHE's current enterprise value

Implied 2016 Free Cash Flow Guidance



"We expect to improve our cash cycle days between 15% to 20% as we exit 2016 from positive benefits of our ongoing initiatives" – Q4:2015 earnings call, 2/09/2016
$350
$300
$250
$200
$150
$100
$50
$0
$M
$155
$123
($45)
$233
Operating Cash Flow ex-change in Working Capital
Cash Release from Working Capital
Capital Expenditures
Free Cash Flow

Management has not communicated to investors the positive implications to BHE's cash flow from their targeted improvement in working capital

Source: Company transcripts, presentations and Engaged estimates. Assumes BHE achieves a 20% improvement in CCC in 2016. See appendix for calculation details. Emphasis added to quotes.

BHE's History of Underperformance & Governance Failures



| Undisciplined Capital Allocation | Inefficient Working Capital Management | Misaligned Incentive Compensation | Ineffective Investor Communications | Poor Corporate Governance |



Recent Improvements in Governance Appear
Entirely Reactive to Engaged's Campaign

BHE Governance Pre-Engaged	BHE Governance Post-Engaged
✗ Entrenched Chairman with 26 year-tenure	✓ Chairman stepped down
✗ No EMS industry experience among the independent directors	✓ New independent director with relevant EMS experience added to Board
✗ Majority voting standard in contested elections	✓ Board has submitted proposal to provide for plurality voting in contested elections
✗ No shareholder representative on the Board	✗ Board actively resisting the appointment of shareholder representative to the Board
✗ Flawed incentive compensation structure	✗ Short-term compensation improved but targets are flawed; long-term incentive compensation remains flawed
✗ Shareholders must obtain unanimous written consent to take valid action	✗ No change
✗ Certain executives are entitled to excise tax gross-ups in connection with a change in control	✗ No change

While recent governance improvements are encouraging, they fall short of the changes necessary to drive shareholder value creation

Source: Company proxy filings.

BHE's Current Board is Stale and in Need of Fresh Perspectives

Tenure of Independent, Incumbent Directors[1]



Half of independent, incumbent directors have served for at least 10 years

# of Years on BHE Board

Half of incumbent, independent directors have been on Board for at least a decade

Source: Company proxy filings.
Note: Excludes Paul Tufano (non-incumbent) and Gayla Delly (insider).

Low Insider Ownership Signifies Lack of Alignment With Shareholders

BHE's insiders own a significantly lower stake in the business than other index peers

Average / Median Insider Ownership



BHE is significantly lower than the average of relevant indices

No BHE director or insider has purchased shares on the open market this decade

Source: FactSet, as of 4/13/2015. BHE 2016 proxy filing.
Note: Average calculated as total shares held by insiders divided by total shares outstanding according to FactSet. BHE insider ownership excludes shares that may be acquired upon exercise of options currently exercisable or exercisable within 60 days of March 14, 2016 and shares to be acquired upon the vesting of RSUs within 60 days of March 14, 2016. BHE is not a member of the S&P 400 index.

In Contrast to the Board, Engaged Owns a Significant Percentage of BHE's Shares

- **The ENTIRE BHE Board, with an average tenure of nearly 8 years[1], owns only ~0.7% of BHE shares[2]**
- **BHE's insider ownership is significantly below all relevant index averages**
- **Engaged Capital owns ~7.5x as many shares as all of BHE's directors combined**
- **Engaged Capital's position in BHE relative to its portfolio is substantially larger than ALL OTHER shareholders**



BHE Shares Owned[2]



BHE Position as % of Total Portfolio Among BHE Investors

> **If the Board is so confident in its strategy for BHE, why do the Company's directors own such a small amount of stock…as they say, actions speak louder than words**

Source: Company Proxy statement, FactSet.
1. Excludes Paul Tufano.
2. Excludes shares that may be acquired upon exercise of options currently exercisable or exercisable within 60 days of March 14, 2016 and shares to be acquired upon the vesting of RSUs within 60 days of March 14, 2016.



We Believe BHE's Poor Incentive Compensation is a Symptom of Poor Governance

- **Do as I Say, not as I Do**

    - BHE's April 6th letter to shareholders criticized using ROIC as a short-term incentive compensation metric

    - However, in 2006, the Compensation Committee (which included three current Board members) <u>added ROIC to short-term incentive compensation</u>

- **Lackadaisical Oversight**

    - In setting 2014 executive compensation, the Compensation Committee <u>failed to update BHE's executive compensation peer group</u> despite the fact that 15% of the peer group was acquired in 2013

    - The Compensation Committee has only updated BHE's compensation peer group three times since 2007

- **Fox Guarding the Henhouse**

    - In 2015, the Compensation Committee included <u>three sitting public company CEOs</u>, and was chaired by a sitting public company CEO

        - Currently, the Committee is <u>still chaired by a sitting CEO</u> and two of five members are public company CEOs following the retirement of Mr. David Scheible as CEO of Graphic Packaging Inc.

The Long-Tenured Directors We Seek to Replace Approved Secure and Management's Flawed Compensation Structure



Bernee Strom



Clay Williams



Michael Dawson

Current / Previous Experience	■ Founder and Chairman of WebTuner Corp ■ Retired since 2014 ■ Communications and media background	■ CEO of National Oilwell Varco ■ Oil & gas industry background	■ Former CFO of Northern Offshore, Ltd. and GlobalSantaFe ■ Retired since 2010 ■ Oil & gas industry background
BHE Tenure	✕ 12 years	✕ 8 years	✕ 10 years
Approved Secure?	✕ Yes	✕ Yes	✕ Yes
EMS Industry Experience?	✕ No	✕ No	✕ No
Supply Chain Expertise?	✕ No	Maybe	✕ No
Compensation Committee Member?	✕ Yes	✕ Chairman	✕ Yes

Source: Company proxy filings, Engaged analysis.

Engaged Capital's Proposal

Engaged Capital Has A Credible Plan
to Correct Underperformance at BHE

Key Drivers of Underperformance	Engaged Capital's Response	Value Creation Opportunity
Undisciplined Capital Allocation	Instill a rigorous, disciplined approach to capital allocation	
Inefficient Working Capital	Work with outside consultants to increase and accelerate pursuit of working capital efficiencies	
Misaligned Incentive Compensation	Align executive compensation with shareholders	**>50% Upside**
Ineffective Investor Communication	Increase transparency, align financial reporting, and increase analyst coverage	
Poor Corporate Governance/ Entrenched Board	Add new, highly qualified Board members aligned with shareholders	

Engaged Capital's Plan:
Reconstitute the Board







	Robert Gifford	Jeffrey McCreary	Brendan Springstubb
Current / Previous Experience	▪ Former SVP and President of Supply Chain Solutions at Ingram Micro, Inc. ▪ Former SVP of Supply Chain at Ecolab ▪ Former VP of Worldwide Logistics and Program Management for Hewlett-Packard ▪ Former leadership positions with Compaq, Tandem Computers Inc., DC Electronics, and Qual-Tronix ▪ Chairman, Second Harvest of Orange County	▪ Director and Former CEO of the Isola Group ▪ Former CEO and Director of Integrated Device Technology, Inc. (IDTI) ▪ Former Director at MIPS Technologies, Inc. ▪ Former Director at Gennum Corporation ▪ Former leadership positions with Texas Instruments including SVP, Worldwide Sales and Marketing ▪ Director, Rose-Hulman Institute of Technology	▪ Senior Analyst at Engaged Capital ▪ Former Senior Analyst at Relational Investors ▪ 11 years of buy-side experience ▪ CFA® charterholder and Certified Financial Risk Manager (FRM®)

Our Nominees Have the Experience Necessary to Create Value at BHE

✓ **Expertise in capital allocation, executive compensation and investor communications**

✓ **Expertise in supply-chain management**

✓ **Significant executive experience at numerous technology companies**

✓ **Incentives aligned with BHE shareholders**

Robert Gifford Full Biography

Mr. Gifford's extensive expertise in supply chain management and operations will be valuable assets to the Board



- Robert K. Gifford, age 58, served as Senior Executive Vice President and President of Supply Chain Solutions at Ingram Micro Inc. (NYSE: IM), a global technology distributor and a leading technology sales, marketing and logistics company for the IT industry ("Ingram"), from November 2013 to June 2015. He also served as Ingram's Executive Vice President and Corporate Officer of Global Logistics, from June 2010 to October 2013.

- Prior to Ingram, Mr. Gifford served as Senior Vice President and Corporate Officer of Global Supply Chain at Ecolab Inc. (NYSE: ECL), a leading provider of cleaning and sanitizing products to healthcare and food and beverage industries worldwide ("Ecolab"), from 2005 to 2010, and as Vice President of Ecolab's North America Chemical Supply Chain & Global Equipment Supply Chain, from 2004 to 2005. Prior to Ecolab, Mr. Gifford progressed from early management roles beginning in 1996 at Compaq Computer Corporation prior to its acquisition by Hewlett-Packard Company (n/k/a HP Inc. (NYSE:HPQ))("HP"), to serving as Vice President of Worldwide Logistics and Program Manager of HP, from 2002 to 2004.

- In addition to his corporate leadership experience, Mr. Gifford has served on a number of non-profit organizations, including as Chairman of the Board of Directors of Second Harvest Food Bank of Orange County ("Second Harvest"), an organization dedicated to alleviating hunger, since June 2013, and as a member of the California Leadership Council of The Nature Conservancy, the leading conservation organization, which he joined in 2010, having previously served as Chairman of its Minnesota, South Dakota and North Dakota Chapters. Mr. Gifford joined the Board of Second Harvest in 2010 and formerly served as Vice Chairman until June 2011. He also previously served as Chairman of the Board of Directors of the Minnesota Second Harvest Heartland. Since leaving Ingram in June of 2015, Mr. Gifford has focused on his work with both Second Harvest and The Nature Conservancy while also providing consultation services to companies looking to enhance their productivity and profitability through Supply Chain Operations and Back Office Optimization.

- Mr. Gifford received his MBA from Texas A&M University and his Bachelor's in Manufacturing Management from San Jose State University

Jeffrey McCreary Full Biography

Mr. McCreary's extensive experience leading public companies and his diverse background in the technology industry will be valuable assets to the Board



- Jeffrey S. McCreary, age 59, has been an independent management consultant since 2006 and a member of the board of directors of the Isola Group, a provider of materials used to manufacture printed circuit boards, since 2006. Mr. McCreary also served as the President and Interim CEO of Isola Group from August 2015 until January 2016. Mr. McCreary also served as a member of the board of directors of Integrated Device Technology, Inc. (Nasdaq: IDTI) ("Integrated Device Technology"), a developer of a broad range of low-power, high-performance mixed-signal semiconductor solutions, from June 2012 until October 2014. Mr. McCreary served as the Interim President and CEO of Integrated Device Technology from August 2013 to January 2014, and previously served as a member of its Audit and Nominating & Governance Committees.

- From December 2011 until its acquisition by Imagination Technologies Group plc in February 2013, Mr. McCreary served as a director of MIPS Technologies, Inc. (Nasdaq: MIPS), a leading provider of industry-standard processor architectures and cores for digital home, networking and mobile applications. Mr. McCreary served as a board member of the Gennum Corporation, a provider of semiconductor solutions and intellectual property cores, from 2008 until its acquisition by Semtech Corporation in March 2012. Mr. McCreary is a former Senior Vice President at Texas Instruments, which develops analog, digital signal processing RF and DLP semiconductor technologies. Mr. McCreary was the Manager of Texas Instruments' Worldwide Sales and Marketing, from 1998 through 2005, where he directed the global sales organization and was responsible for $12 billion dollars in revenue. Mr. McCreary held a variety of other executive positions within Texas Instruments, including the General Manager of Advanced Logic Products and General Manager of Worldwide Military Semiconductors.

- Mr. McCreary has led organizations conducting product design and development, manufacturing, marketing, and sales. His book, "Creating the I in Team" was published in 2007. He is also currently working as a special consultant to the National Hockey League (NHL) Coaches Association. Additionally, Mr. McCreary is a long-time member of the Board of Trustees of the Rose-Hulman Institute of Technology. Mr. McCreary holds a Bachelor's degree in electrical engineering from the Rose-Hulman Institute of Technology and received an honorary doctorate in engineering from the Rose-Hulman Institute of Technology in 2004.

Brendan Springstubb Full Biography

Mr. Springstubb's expertise in capital allocation, executive compensation, and his unique perspective as a large shareholder representative will be valuable assets to the Board



- Brendan B. Springstubb, age 32, has been a Senior Analyst at Engaged Capital, a California based investment firm and registered advisor with the SEC focused on investing in small and mid-cap North American equities, since June 2013.

- Prior to joining Engaged Capital, Mr. Springstubb held multiple roles with Relational Investors, LLC ("Relational") a $6 billion activist equity fund, from June 2005 to April 2013. At Relational, Mr. Springstubb was most recently the senior analyst covering the healthcare sector where he was responsible for identifying and overseeing activist investment opportunities and communicating with portfolio company management teams. Prior to leading the healthcare group, Mr. Springstubb was a generalist covering investments in the telecom, financial and technology sectors.

- Mr. Springstubb earned a Master's degree in Biotechnology with a dual concentration in Biotechnology Enterprise and Regulatory Affairs from Johns Hopkins University and a Bachelor's degree in Economics and Molecular Biology from Pomona College. Mr. Springstubb is also a CFA Charterholder and a Certified Financial Risk Manager.

Engaged Capital's Plan:
Implement Capital Allocation Best Practices

Allocate >$750M in pro-forma cash to its highest and best use

- Instill a NEW capital allocation process in the boardroom so that capital will be allocated to the alternative (buybacks, dividends, acquisitions, debt repayment, and organic growth) representing the highest risk-adjusted return
- Ensure all potential uses of capital will be benchmarked against share repurchases
- Only consider transactions which significantly exceed the Company's internal return-on-investment hurdles

Engaged Capital's Plan:
Aggressively Pursue Working Capital Efficiencies

Free up $300M of cash tied up in working capital

- Re-engage outside consultants to develop and assist the company in implementing a detailed plan to address this material opportunity
- Shift company focus from operating margin to ROIC and cash flow as the governing metrics

Align management compensation with the key drivers of value creation

- Align annual and long-term incentive compensation to drive working capital efficiency and increased ROIC

  - Correct the definition of ROIC used in long-term incentive compensation

  - Ensure targets are set at appropriate levels to drive free cash flow, working capital improvement, and ROIC accretion

- Enhance visibility and transparency behind both short and long-term targets

- Work with incumbent directors to continue to improve governance practices

Engaged Capital's Plan:
Improve Investor Communications

Highlight BHE's attractive investment case to analysts and investors

- Align BHE's financial reporting to be consistent with peers
- Increase focus on ROIC and free cash flows
  - BHE's free cash flow generation potential is uniquely attractive, yet to date, management has not effectively communicated this story to investors
- Enhance visibility and transparency into BHE's business model
- Expand sell-side analyst coverage

The Time for Change is Now

Current Board has Failed in Their Duty to Represent BHE Shareholders' Interests

✖ Significant stock underperformance over a short and long-term basis

✖ Allowed the company to maintain an overcapitalized balance sheet for years

✖ Approved the value-destroying acquisition of Secure

✖ Allowed working capital inefficiencies to persist; and once brought to their attention, have moved unacceptably slowly in addressing the opportunity to correct the issue

✖ Designed and approved flawed incentive compensation structure

✖ Directors have little "skin in the game" only owning ~0.7% of BHE's shares[1]

✖ Insiders have not purchased any BHE shares on the open market this decade

We believe Engaged's nominees can catalyze the changes needed to create lasting, long-term value for BHE shareholders

Source: BHE proxy statement filed 3/29/2016.
1. Full Board member ownership (excluding restricted stock and options)

We Believe that to Support Incumbent Directors is to Endorse Continued Underperformance

	1/1/15	1/1/14	1/1/13	1/1/12	1/1/11	1/1/10	1/1/09	1/1/08	1/1/07	1/1/06
					Total Return Performance Since:					
BHE	**(11%)**	**(2%)**	**37%**	**69%**	**25%**	**20%**	**78%**	**28%**	**(7%)**	**1%**
EMS Peer Group	(4%)	20%	58%	71%	39%	49%	314%	58%	22%	9%
EMS Peer Group Median	(3%)	10%	54%	46%	29%	40%	213%	51%	10%	1%
S&P 1500	4%	17%	56%	81%	84%	114%	173%	73%	82%	110%
S&P 1500 IT	9%	30%	67%	92%	94%	118%	251%	100%	131%	152%
S&P 1500 EMS	1%	10%	53%	82%	65%	104%	240%	70%	58%	51%
BHE Relative Returns vs:										
EMS Peer Group Average	(7%)	(21%)	(21%)	(2%)	(14%)	(29%)	(236%)	(30%)	(29%)	(7%)
EMS Peer Group Median	(7%)	(11%)	(17%)	23%	(3%)	(19%)	(135%)	(23%)	(17%)	(0%)
S&P 1500	(14%)	(19%)	(19%)	(12%)	(59%)	(94%)	(95%)	(44%)	(89%)	(109%)
S&P 1500 IT	(20%)	(31%)	(31%)	(23%)	(69%)	(97%)	(173%)	(72%)	(138%)	(151%)
S&P 1500 EMS	(12%)	(12%)	(16%)	(13%)	(40%)	(84%)	(162%)	(42%)	(65%)	(50%)

Shareholder returns under incumbent directors speak volumes

Source: FactSet data as of 4/13/2016.

Engaged Capital Has A Credible Plan to Correct Underperformance at BHE…

Key Drivers of Underperformance

- Undisciplined Capital Allocation
- Inefficient Working Capital
- Misaligned Incentive Compensation
- Ineffective Investor Communication
- Poor Corporate Governance/ Entrenched Board

Engaged Capital's Response

- Instill a rigorous, disciplined approach to capital allocation
- Work with outside consultants to increase and accelerate pursuit of working capital efficiencies
- Align executive compensation with shareholders
- Increase transparency, align financial reporting, and increase analyst coverage
- Add new, highly qualified Board members aligned with shareholders

Value Creation Opportunity

>50% Upside

…and Has Three Experienced Nominees Prepared to Immediately Enact This Plan





	Robert Gifford	**Jeffrey McCreary**	**Brendan Springstubb**
Current / Previous Experience	■ Former SVP and President of Supply Chain Solutions at Ingram Micro, Inc. ■ Former SVP of Supply Chain at Ecolab ■ Former VP of Worldwide Logistics and Program Management for Hewlett-Packard ■ Former leadership positions with Compaq, Tandem Computers Inc., DC Electronics, and Qual-Tronix ■ Chairman, Second Harvest of Orange County	■ Director and Former CEO of the Isola Group ■ Former CEO and Director of Integrated Device Technology, Inc. (IDTI) ■ Former Director at MIPS Technologies, Inc. ■ Former Director at Gennum Corporation ■ Former leadership positions with Texas Instruments including SVP, Worldwide Sales and Marketing ■ Director, Rose-Hulman Institute of Technology	■ Senior Analyst at Engaged Capital ■ Former Senior Analyst at Relational Investors ■ 11 years of buy-side experience ■ CFA® charterholder and Certified Financial Risk Manager (FRM®)

Vote for Engaged Capital's Nominees



Investor Contact:

Morrow & Co., LLC

Tom Ball, 203-658-9400

tomball@morrowco.com

John Ferguson, 203-658-9400

jferguson@morrowco.com

or visit www.adeeperbench.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com

Engaged Capital / Director Nominees Track Record

Engaged Capital's Exited Core Position Return Summary

Since inception (10/1/2012) we have exited 13 Core Portfolio Positions with an average return of 21.7% and a median return of 35.9%

Ticker	Name	ROI	Max. Position Size	Holding Period (Days)	Agenda Item(s)	Result
BDBD	Boulder Brands, Inc.	45.8%	22.6%	240	Strategy / Margins	Acquired
TKR	Timken Company	44.2%	13.0%	626	Spin-off	Spin-off Completed
OPLK	Oplink Communications	44.1%	13.9%	258	Strategy / Capital Allocation	Strategy Fixed, Acquired
AVAV	AeroVironment, Inc.	42.1%	24.3%	744	Capital Allocation / Governance	Return Achieved w/o Agenda
HAR	Harman International	38.1%	6.3%	265	Margins / Communications	Margins & Comm. improved
SIMG	Silicon Image, Inc.	36.6%	19.7%	406	Strategy / Margins	Acquired
PKT	Procera Networks	35.9%	6.8%	127	Cost Structure / Capital Allocation	Acquired
PRXL	PAREXEL International	35.4%	9.3%	483	Margins / Communications	Margins & Comm. Improved
ESL	Esterline Technologies	33.4%	14.7%	421	Margins / Capital Allocation	Capital Allocation Improved
DST	DST Systems, Inc.	14.7%	11.3%	214	Sale of Non-Core Assets	Simplification Completed
VOLC	Volcano Corporation	(4.0%)	18.8%	568	Capital Allocation / Margins	Acquired
ANF	Abercrombie & Fitch, Co.	(18.3%)	14.0%	969	Governance / Margins	Cost Cuts, Major Board Changes
RTK	Rentech, Inc.	(66.0%)	11.9%	1,110	Capital Allocation / Margins	Agenda Hurt by Commodities

Core position defined as any investment that exceeded a 6% weight in Engaged Capital's portfolio

Representatives of Engaged Capital Currently Serve as Directors on Three Boards

Rovi

- **Agenda:** Undisciplined growth spending, misaligned incentive comp
- Two nominees elected at 2015 annual meeting (incumbent Chairman voted off)
- Successfully renewed key customer licensing contract
- Aligned compensation with shareholders
- Reduced operating costs
- **Relative Return[1] since joining Board: +13%**

Medifast

- **Agenda:** Archaic corporate governance, capital allocation
- Joined Board in settlement that replaced / removed 9 of 12 incumbent directors
- Implemented meaningful dividend
- Heightened focus on core business, including new executive leadership
- **Relative Return since joining Board: +13%**

Jamba

- **Agenda:** Corporate cost structure hurting profitability, suboptimal franchise store mix
- Joined Board in settlement that added two new directors
- Significant change in corporate strategy – shifting Company to fully-franchised model
- Aligned compensation with shareholders
- New CEO appointed and just beginning major business restructuring
- Company positioned to substantially increase profitability over next 2 years
- **Relative Return since joining Board: -12%**

Relative return vs. Russell 2000 measured from trading day prior to joining board to today

Nominee Jeffrey McCreary Has a Stellar Record of Value Creation

Gennum Corporation

Director (3/08 – 3/12)



57% Total Return

40% Outperformance vs. S&P 1500 during tenure

MIPS Technologies

Director (12/11 – 2/13)



72% Total Return

49% Outperformance vs. S&P 1500 during tenure

Integrated Device Tech.

Director (6/12 – 9/14)
Interim CEO (8/13 – 1/14)



199% Total Return

144% Outperformance vs. S&P 1500 during tenure

Relative total return vs. S&P 1500 measured from date of Board appointment to date of departure from Board. Data per Factset

Appendix

Secure Value Destruction

Description	Data	Source / Calculation
Price paid for Secure	$230	BHE 10-K
Secure NTM EBITDA	$25	Engaged estimate
(x) BHE EV / NTM EBITDA multiple	5.1x	Engaged estimate
Value of Secure EBITDA at Current BHE Multiple	126	
BHE NTM EBITDA estimate	178	FactSet estimate plus $8M amortization adjustment
(x) Change in BHE EV / NTM EBITDA	0.32x	
Value of BHE Multiple Expansion Possibly Attributable to Secure	58	
Price Paid for Secure	($230)	BHE 10-K
Plus: Value of Secure EBITDA at Current BHE Multiple	$126	
Value Destruction Estimate - High	($103)	
Plus: Value of BHE Multiple Expansion Attributable to Secure	$58	
Value Destruction Estimate - Low	($46)	
Value Destruction Estimate - Low	$46	
Divided by: Current BHE Enterprise Value	$901	
Percentage of BHE EV	5%	
Value Destruction Estimate - High	$103	
Divided by: Current BHE Enterprise Value	$901	
Percentage of BHE EV	11%	

BHE Pro Forma Valuation

Description	Data	Source / Calculation
2015 OCF ex. Change in Working Capital	141	BHE 10K
2016 OCF ex. Change in Working Capital	155	Assumes 10% growth over 2015
Less: 2016 Capex	(45)	Midpoint of guidance
2016 Operating FCF	110	
Plus: 2017 Operating FCF	115	Assumes 5% growth over 2016
2-Year Operating Free Cash Flow	225	
Divided by: Q4:2015 Diluted Shares	51	
Value of Operating Free Cash Flow per Share	**$4.42**	

Description	Data	Source / Calculation
2016 EBITDA	174	FactSet estimate plus $8M amortization adjustment
2017 EBITDA	183	Assumes 5% growth over 2016
2018 EBITDA	192	Assumes 5% growth over 2017
Peer EV/EBITDA Multiple	5.6x	FactSet estimates adjusted for stock comp
Current EV/EBITDA Multiple	5.1x	
BHE Multiple Increase	0.5x	
2018 EBITDA	192	
Multiplied by: BHE Multiple Increase	0.5x	
Value of Multiple Expansion	96	
Divided by: Q4:2015 Diluted Shares	51	
Value of Multiple Expansion per Share	**$1.89**	
2016 BHE Revenue	2,576	FactSet estimate
2017 Revenue	2,704	Assumes 5% growth over 2016
2018 Revenue	2,839	Assumes 5% growth over 2017
Multiplied by: Potential Margin Decline from Working Capital Initiatives	(0.50%)	Engaged estimate
Potential Decline in EBITDA from Working Capital Initiatives	(14)	
Multiplied by: Peer EV/EBITDA Multiple	5.6x	
Potential Valuation Impact from Working Capital Initiatives	(79)	
Divided by: Q4:2015 Diluted Shares	51	
Potential Valuation Impact from Working Capital Initiatives per share	**($1.55)**	

Description	Data	Source / Calculation
Cash from AR improvement	114	Engaged Estimate
Cash from AP improvement	191	Engaged Estimate
Cash from Working Capital	304	
Divided by: Q4:2015 Diluted Shares	51	Engaged Estimate
Value of Working Capital Improvement per Share	**$5.97**	

Notes: Multiple expansion due to increase in ROIC from working capital improvement. Hypothetical example of potential margin impact from working capital initiatives.

Cash Generation Opportunity from Peer DSO and DPO Levels

Reference	Description	Q4 2015	Source / Calculation
	BHE Actual		
	Quarterly		
A	Revenue	626	BHE 8-K, dated 2/9/2016
B	Cost of Sales	569	BHE 8-K, dated 2/9/2016
	Annualized		
C	Revenue	2,503	A * 4
D	Cost of Sales	2,276	B * 4
E	EOP Accounts Receivable	479	BHE 8-K, dated 2/9/2016
F	DSO	69	See "Example Working Capital Metrics"
G	EOP Accounts Payable	251	BHE 8-K, dated 2/9/2016
H	DPO	40	See "Example Working Capital Metrics"
	BHE Target		
I	Annualized Revenue	2,503	C
J	Annualized Cost of Sales	2,276	D
K	EOP Accounts Receivable	366	L/360* I
L	DSO	53	See "Example Working Capital Metrics" - PLXS
M	**AR Cash Generation**	**114**	E - K
N	EOP Accounts Payable	442	O/360* J
O	DPO	70	See "Example Working Capital Metrics" - PLXS
P	**AP Cash Generation**	**191**	N - G
Q	**AR and AP Cash Generation**	**304**	P + M
R	BHE Shares	51	BHE 8-K, dated 2/9/2016
S	Per Share	$5.97	Q / R
T	BHE market cap	1,132	FactSet, as of 4/13/2016
U	Cash opportunity / MC	27%	Q / T

Cash Generation Implied by BHE CCC Guidance

Reference	Description	Data	Source / Calculation
	BHE Actual (Q4 2015)		
	Quarterly		
A	Revenue	626	BHE 8-K, dated 2/9/2016
B	Cost of Sales	569	BHE 8-K, dated 2/9/2016
	Annualized		
C	Revenue	2,503	A * 4
D	Cost of Sales	2,276	B * 4
E	EOP Accounts Receivable	479	BHE 8-K, dated 2/9/2016
F	DSO	69	See "Example Working Capital Metrics"
G	EOP Inventory	412	BHE 8-K, dated 2/9/2016
H	DI	65	See "Example Working Capital Metrics"
I	EOP Accounts Payable	251	BHE 8-K, dated 2/9/2016
J	DPO	40	See "Example Working Capital Metrics"
K	CCC	94	F + H - J
	BHE at Mgmt. Target CCC		
L	Annualized Revenue	2,503	C
M	Annualized Cost of Sales	2,276	D
N	EOP Accounts Receivable	435	O/360* L
O	DSO	63	F - ~6
P	**AR Cash Generation**	**44**	E - N
Q	EOP Inventory	372	R/360* M
R	DI	59	H - ~6
S	**Inventory Cash Generation**	**40**	G - Q
T	EOP Accounts Payable	291	U/360* M
U	DPO	46	J + ~6
V	**AP Cash Generation**	**40**	T - I
W	**Total Cash Generation**	**123**	P + S + V
X	CCC	75	K * (1-20%). 20% improvement in CCC per mgmt guidance on Q4 15 earnings call

Reference	Description	Data	Source / Calculation
	Implied Free Cash Flow		
Y	2015 OCF ex. Change in Working Capital	141	BHE 10K
Z	2016 OCF ex. Change in Working Capital	155	Assumes 10% growth over 2015
AA	Cash Release from Working Capital	123	W
BB	Less: 2016 Capex	(45)	Midpoint of guidance, Q4 15 earnings call
CC	Free Cash Flow	233	Z + AA + BB
DD	BHE Enterprise Value	901	FactSet, as of 4/13/2016
EE	Free Cash Flow Yield	26%	CC / DD

Example Quarterly Working Capital Metrics

	BHE	PLXS	SANM	CLS	FLEX	JBL
Fiscal Quarter	4Q15	1Q16	1Q16	4Q15	3Q16	1Q16
Quarterly						
Revenue	626	617	1,535	1,515	6,763	5,208
Cost of Sales	569	567	1,411	1,414	6,311	4,724
Annualized						
Revenue	2,503	2,467	6,139	6,060	27,053	20,832
Cost of Sales	2,276	2,266	5,644	5,654	25,243	18,898
AR	479	360	930	681	2,585	1,674
Adjustments	--	--	--	50	1,500	824
Adj. AR	479	360	930	731	4,085	2,499
Inventory	412	550	896	795	3,491	2,504
AP	251	368	1,014	801	4,802	3,711
Customer Deposits	--	72	--	--	--	--
Adj. AP	251	440	1,014	801	4,802	3,711
DSO	69	53	55	43	54	43
DI	65	87	57	51	50	48
DPO	40	70	65	51	68	71
CCC	94	70	47	43	36	20

Source: Company filings and earnings presentations.

*Notes: CCC = DSO + DI – DPO. DI = EOP Inventory / Annualized Cost of Sales * 360. DSO = EOP AR / Annualized Revenue * 360. DPO = EOP AP / Annualized Cost of Sales * 360.*

AR adjusted for securitization or factoring of receivables; FLEX 10Q dated 2/1/2016 p. 19, JBL 10Q dated 1/6/2016 p. 30, CLS 6-K dated 1/27/2016 p. 17. AP adjusted for customer deposits; PLXS 10Q dated 2/8/2016 p. 4.

CY 2015 ROIC Calculations

Reference		BHE	PLXS	SANM	CLS	FLEX	JBL	Calculation
A	Reported Non-GAAP Operating Income	107	110	238	195	769	738	
B	Stock-based compensation adjustment	--	--	(19)	(38)	(70)	(69)	
C	Amortization adjustment	7	--	--	--	--	--	
D	EBITA	114	110	219	157	699	669	A + B + C
	Tax Rate Calculation							
E	Reported Non-GAAP Operating Income	107		238	195	769		
F	Less: Net interest and other expense	(3)		(24)	(6)	(61)		
G	Pretax Income	104		214	189	708		E + F
H	Non-GAAP Taxes	20		31	44	67		
I	Tax Rate	19%		15%	23%	9%		H / G
J	Tax Effect	22	13	32	36	66	148	D * I or from source
K	NOPAT	92	97	188	121	633	521	D - J
L	Avg. Equity	1,299	826	1,373	1,212	2,425	2,298	
M	Avg. Debt	54	264	489	169	2,465	1,772	
N	Avg. Cash	(430)	(333)	(405)	(534)	(1,794)	(979)	
O	Avg. Invested Capital	923	757	1,457	847	3,096	3,091	L + M + N
P	ROIC	10.0%	12.8%	12.9%	14.3%	20.5%	16.8%	K / O

Source: Company filings and earnings presentations. Example sources:

BHE 8-K, dated 2/9/2016, BHE 10K dated 2/29/2016
JBL 8-K dated 12/16/2015, JBL 10Q dated 1/6/2016
FLEX 8-K, 1/28/2016, FLEX 10Q dated 2/1/2016
CLS 6-K, 1/27/2016, p. 8, CLS 20-F dated 3/7/2016, p. F-4
SANM 8-K dated 1/25/2016, SANM Q1 2016 earnings presentation, SANM 10Q dated 1/29/2016
PLXS 8-K, 1/20/2016, PLXS 10Q dated 2/8/2016

*Notes: EBITA is derived from company reported non-GAAP/IFRS operating income plus stock-based compensation or amortization adjustments based on differences in non-GAAP/IFRS reporting. NOPAT calculated as EBITA * (1- Tax Rate). If reported, the tax effect for ROIC calculation purposes is used. Equity is total stockholders' equity before non-controlling interests. Balance sheet items are a five quarter average.*

P/E Multiples

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
BHE	A	Price				$22.73	FactSet, as of 4/13/2016
	B	NTM EPS Estimate				$1.64	FactSet, as of 4/13/2016
	C	**As Reported NTM P/E**				**13.8x**	A / B
	D	EPS Add back: Amortization					
	E	Secure	8	6			EC Estimate, 24.5% tax rate
	F	Other	4	3			EC Estimate
	G	Total	12	9	50	$0.18	E + F
	H	Comparable EPS Estimate				$1.82	B + G
	I	**Comparable Multiple**				**12.5x**	A / H
	J	EPS Add back: AT Interest	8	6	50	$0.12	EC Estimate
	K	Unlevered EPS				$1.95	H + J
	L	Net Cash	231		50	$4.64	BHE 10K
	M	**P/E Multiple Ex-Cash**				**9.3x**	(A - L) /K

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
CLS	A	Price				$10.71	FactSet, as of 4/13/2016
	B	NTM EPS Estimate				$1.13	FactSet, as of 4/13/2016
	C	**As Reported NTM P/E**				**9.5x**	A / B
	D	EPS Less: Stock-based compensation	(40)	(33)	143	($0.23)	EC Estimate, 18% tax rate
	E	Comparable EPS Estimate				$0.90	B + D
	F	**Comparable Multiple**				**11.9x**	A / E
	G	EPS Add back: AT Interest	10	8	143	$0.06	EC Estimate
	H	Unlevered EPS				$0.95	E + G
	I	Net Cash	266		143	$1.85	CLS 20-F
	J	**P/E Multiple Ex-Cash**				**9.3x**	(A - I) /H

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
FLEX	A	Price				$12.29	FactSet, as of 4/13/2016
	B	NTM EPS Estimate				$1.25	FactSet, as of 4/13/2016
	C	**As Reported NTM P/E**				**9.8x**	A / B
	D	EPS Less: Stock-based compensation	(70)	(64)	549	($0.12)	EC Estimate, 9% tax rate
	E	Comparable EPS Estimate				$1.14	B + D
	F	**Comparable Multiple**				**10.8x**	A / E
	G	EPS Add back: AT Interest	92	84	549	$0.15	EC Estimate
	H	Unlevered EPS				$1.29	E + G
	I	Net Cash	(1,173)		549	($2.14)	FLEX 10Q dated 2/1/2016
	J	**P/E Multiple Ex-Cash**				**11.2x**	(A - I) /H

P/E Multiples (cont'd)

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
JBL	A	Price				$18.47	FactSet, as of 4/13/2016
	B	NTM EPS Estimate				$2.32	FactSet, as of 4/13/2016
	C	**As Reported NTM P/E**				**7.9x**	A / B
	D	EPS Less: Stock-based compensation	(78)	(57)	191	($0.30)	EC Estimate, 27% tax rate
	E	Comparable EPS Estimate				$2.03	B + D
	F	**Comparable Multiple**				**9.1x**	A / E
	G	EPS Add back: AT Interest	137	100	191	$0.52	EC Estimate
	H	Unlevered EPS				$2.55	E + G
	I	Net Cash	(1,466)		191	($7.67)	JBL 10Q dated 4/5/2016
	J	**P/E Multiple Ex-Cash**				**10.3x**	(A - I) /H

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
PLXS	A	Price				$39.77	FactSet, as of 4/13/2016
	B	NTM EPS Estimate				$2.78	FactSet, as of 4/13/2016
	C	**As Reported NTM P/E**				**14.3x**	A / B
	D	EPS Less: Stock-based compensation	0	0	33	$0.00	EC Estimate, 12% tax rate
	E	Comparable EPS Estimate				$2.78	B + D
	F	**Comparable Multiple**				**14.3x**	A / E
	G	EPS Add back: AT Interest	10	9	33	$0.26	EC Estimate
	H	Unlevered EPS				$3.04	E + G
	I	Net Cash	93		33	$2.77	PLXS 10Q dated 2/8/2016
	J	**P/E Multiple Ex-Cash**				**12.2x**	(A - I) /H

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
SANM	A	Price				$22.85	FactSet, as of 4/13/2016
	B	NTM EPS Estimate				$2.51	FactSet, as of 4/13/2016
	C	**As Reported NTM P/E**				**9.1x**	A / B
	D	EPS Less: Stock-based compensation	(23)	(20)	77	($0.26)	EC Estimate, 15% tax rate
	E	Comparable EPS Estimate				$2.26	B + D
	F	**Comparable Multiple**				**10.1x**	A / E
	G	EPS Add back: AT Interest	23	20	77	$0.25	EC Estimate
	H	Unlevered EPS				$2.51	E + G
	I	Net Cash	(115)		77	($1.49)	SANM 10Q dated 1/29/2016
	J	**P/E Multiple Ex-Cash**				**9.7x**	(A - I) /H

EV/EBITDA Multiples

Company	Reference	Description	Value	Source / Calculation
BHE	A	Enterprise Value	901	FactSet, as of 4/13/2016
	B	NTM EBITDA Estimate	170	FactSet, as of 4/13/2016
	C	**As Reported NTM EV/EBITDA**	**5.3x**	A / B
	D	EBITDA Plus: Amortization of Intangibles for Secure Transaction	8	EC estimate
	E	Comparable EBITDA Estimate	178	D + B
	F	**EV / EBITDA Multiple**	**5.1x**	A / E

Company	Reference	Description	Value	Source / Calculation
CLS	A	Enterprise Value	1,268	FactSet, as of 4/13/2016
	B	NTM EBITDA Estimate	269	FactSet, as of 4/13/2016
	C	**As Reported NTM EV/EBITDA**	**4.7x**	A / B
	D	EBITDA Less: Stock-based compensation	(40)	EC estimate
	E	Comparable EBITDA Estimate	228	D + B
	F	**EV / EBITDA Multiple**	**5.6x**	A / E

Company	Reference	Description	Value	Source / Calculation
FLEX	A	Enterprise Value	7,929	FactSet, as of 4/13/2016
	B	NTM EBITDA Estimate	1,331	FactSet, as of 4/13/2016
	C	**As Reported NTM EV/EBITDA**	**6.0x**	A / B
	D	EBITDA Less: Stock-based compensation	(70)	EC estimate
	E	Comparable EBITDA Estimate	1,261	D + B
	F	**EV / EBITDA Multiple**	**6.3x**	A / E

EV/EBITDA Multiples (cont'd)

Company	Reference	Description	Value	Source / Calculation
JBL	A	Enterprise Value	4,981	FactSet, as of 4/13/2016
	B	NTM EBITDA Estimate	1,414	FactSet, as of 4/13/2016
	C	**As Reported NTM EV/EBITDA**	**3.5x**	A / B
	D	EBITDA Less: Stock-based compensation	(78)	EC estimate
	E	Comparable EBITDA Estimate	1,336	D + B
	F	**EV / EBITDA Multiple**	**3.7x**	A / E

Company	Reference	Description	Value	Source / Calculation
PLXS	A	Enterprise Value	1,231	FactSet, as of 4/13/2016
	B	NTM EBITDA Estimate	169	FactSet, as of 4/13/2016
	C	**As Reported NTM EV/EBITDA**	**7.3x**	A / B
	D	EBITDA Less: Stock-based compensation	0	EC estimate
	E	Comparable EBITDA Estimate	169	D + B
	F	**EV / EBITDA Multiple**	**7.3x**	A / E

Company	Reference	Description	Value	Source / Calculation
SANM	A	Enterprise Value	1,866	FactSet, as of 4/13/2016
	B	NTM EBITDA Estimate	374	FactSet, as of 4/13/2016
	C	**As Reported NTM EV/EBITDA**	**5.0x**	A / B
	D	EBITDA Less: Stock-based compensation	(23)	EC estimate
	E	Comparable EBITDA Estimate	351	D + B
	F	**EV / EBITDA Multiple**	**5.3x**	A / E